

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

October 23, 2009

Mr. Rafael A. Pinedo
President
4400 Westgrove Drive, Suite 104
Dallas, TX 75001

>   **Re: Chancery Resources, Inc.**
>   **Item 4.01 Form 8-K filed October 19, 2009**
>   **Item 4.01 Form 8-K/A filed October 20, 2009**
>   **File No. 000-53142**

Dear Mr. Pinedo:

We have reviewed your filings and have the following comment. We have limited our review to only the disclosures you have provided under Item 4.01 of Form 8-K. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed on October 19, 2009 and Amended on October 20, 2009

Item 4.01

1.   Please amend your Form 8-K to disclose whether your former auditor's report on your financial statements for either of the past two fiscal years contained an adverse opinion, disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles, and if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification. Refer to Item 304(a)(1)(ii) of Regulation S-K for additional guidance.

2.   Pease amend your Form 8-K to state whether, during your two most recent fiscal years and any subsequent interim period before your former auditor was dismissed on October 16, 2009, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure or audit scope or procedure. To the extent there were any disagreements or any reportable events, please provide the disclosures outlined in Items 304(a)(1)(iv) and (v) and Item 304(b) of Regulation S-K.

3.   Please amend your Form 8-K to disclose whether during your two most recent fiscal years and any subsequent interim period prior to engaging Malone and Bailey, PC, you consulted with them on any accounting or auditing matter. Refer to Item 304(a)(2) of Regulation S-K.

4.   Please amend your Form 8-K to include the required letter from your former auditor. Refer to Item 304(a)(3) of Regulation S-K for additional guidance.

As appropriate, please amend your filing and respond to this comment within 5 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding this comment. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief